Exhibit 12.1

KAISER ALUMINUM CORPORATION AND SUBSIDIARY COMPANIES

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(In millions of dollars, except for ratio of earnings to fixed charges)

	Six Months Ended June 30, 2016	Year Ended
		2015	2014	2013	2012	2011
Earnings:
Income (loss) from continuing operations before taxes and equity in (earnings) losses of unconsolidated affiliates	$83.1	$(371.8)	$107.1	$143.2	$139.6	$41.3
Fixed charges	12.9	28.6	42.5	41.6	34.1	22.6
Interest capitalized	(1.8)	(1.8)	(2.5)	(3.4)	(1.7)	(1.3)
Amortization of interest capitalized	0.5	1.0	0.9	0.8	0.7	0.6

Earnings	$94.7	$(344.0)	$148.0	$182.2	$172.7	$63.2

Fixed Charges:
Interest expense, including amortization of discounts, debt issuance costs	$9.7	$24.1	$37.5	$35.7	$29.1	$18.0
Interest capitalized	1.8	1.8	2.5	3.4	1.7	1.3
Amount representative of the interest factor in rents	1.4	2.7	2.5	2.5	3.3	3.3

	$12.9	$28.6	$42.5	$41.6	$34.1	$22.6

Ratio of earnings to fixed charges	7.4	N/A	3.5	4.4	5.1	2.8
Deficiency of earnings to fixed charges	—	(372.6)	—	—	—	—